Exhibit 99.1

SIMON PROPERTY GROUP
Overview

<u>The Company</u>

Simon Property Group, Inc. ("SPG") (NYSE:SPG) is a self-administered and self-managed real estate investment trust ("REIT"). Simon Property Group, L.P. (the "Operating Partnership") is a subsidiary partnership of SPG. Shares of SPG are paired with beneficial interests in shares of stock of SPG Realty Consultants, Inc. ("SRC", and together with SPG, the "Company"). The Company and the Operating Partnership (collectively the "Simon Group") are engaged primarily in the ownership, operation, management, leasing, acquisition, expansion and development of real estate properties, primarily regional malls and community shopping centers.

At December 31, 2001, the Company, directly or through the Operating Partnership, owned or had an interest in 252 properties which consisted of regional malls, community shopping centers, and specialty and mixed-use properties containing an aggregate of 187 million square feet of gross leasable area (GLA) in 36 states and seven assets in Europe and Canada. The Company, together with its affiliated management companies, owned or managed approximately 192 million square feet of GLA in retail and mixed-use properties.

This package was prepared to provide (1) ownership information, (2) certain operational information, and (3) debt information as of December 31, 2001, for the Company and the Operating Partnership.

Certain statements contained in this Supplemental Package may constitute "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Readers are cautioned that forward-looking statements involve risks and uncertainties, which may affect the business and prospects of the Company and the Operating Partnership. We direct you to the Company's various filings with the Securities and Exchange Commission including Form 10-K and Form 10-Q for a detailed discussion of risks and uncertainties.

We hope you find this Supplemental Package beneficial. Any questions, comments or suggestions should be directed to: Shelly J. Doran, Director of Investor Relations-Simon Property Group, P.O. Box 7033, Indianapolis, IN 46207. Telephone: (317) 685-7330; e-mail: sdoran@simon.com

Simon Property Group Economic Ownership Structure (1)
December 31, 2001

Simon Property Group, Inc. (2)(3)(4)

Common Shareholders	Shares	%
Public Shareholders	168,142,173	96.8 %
Simon Family	4,353,311	2.5 %
DeBartolo Family	34,665	0.0 %
Executive Management(5)	1,276,157	0.7 %
	173,806,306 (4)	100.0 %

172,135,362 units

Simon Property Group, L.P.
236,065,712 units

63,930,350 units

Limited Partners
("Limited Partners")

Unitholders	Units	%
Simon Family	34,584,455	54.2 %
DeBartolo Family	21,759,328	34.0 %
Executive Management(5)	153,498	0.2 %
Other Limited Partners	7,433,069	11.6 %
	63,930,350	100.0 %

Ownership of Simon Property Group, L.P.

Simon Property Group, Inc.	%
Public Shareholders	70.6 %
Simon Family	1.8 %
DeBartolo Family	0.0 %
Executive Management(5)	0.5 %
Subtotal	72.9 %
Limited Partners	
Simon Family	14.7 %
DeBartolo Family	9.2 %
Executive Management(5)	0.1 %
Other Limited Partners	3.1 %
Subtotal	27.1 %
Total	100.0 %

---

(1) Schedule excludes preferred stock (see "Preferred Stock/Units Outstanding") and units not convertible into common stock.

(2) Managing general partner of Simon Property Group, L.P.

(3) Shares of Simon Property Group, Inc. ("SPG") are paired with beneficial interests in shares of stock of SPG Realty Consultants, Inc.

(4) The number of outstanding shares of common stock of SPG exceeds the number of Simon Property Group, L.P. units owned by SPG by 1,670,944. This is the result of the direct ownership of Ocean County Mall by SPG, partially offset by units issued to SPG in exchange for Northshore Mall.

(5) Executive management excludes Simon family members.

SIMON PROPERTY GROUP
Changes in Common Shares and Unit Ownership
For the Period from December 31, 2000 through December 31, 2001

	Operating Partnership Units(1)	Company Common Shares(2)
Number Outstanding at December 31, 2000	**64,966,226**	**171,945,760**
Restricted Stock Awards (Stock Incentive Program), Net	—	454,726
Issuance of Stock for Stock Option Exercises	—	400,026
Conversion of Series A Preferred Stock into Common Stock	—	46,797
Conversion of Units into Common Stock	(958,997)	958,997
Conversion of Units into Cash	(85,064)	—
Issuance of Units in Connection with Liberty Tree Mall	8,185	—
Number Outstanding at December 31, 2001	**63,930,350**	**173,806,306**

> **Total Common Shares and Units Outstanding at December 31, 2001:**
> **237,736,656 (2)**

Details for Diluted Common Shares Outstanding:

Company Common Shares Outstanding at December 31, 2001	173,806,306
Number of Common Shares Issuable Assuming Conversion of:	
Series A Preferred 6.5% Convertible(3)	1,893,651
Series B Preferred 6.5% Convertible(3)	12,490,773
Net Number of Common Shares Issuable Assuming Exercise of Stock Options(4)	348,227
Diluted Common Shares Outstanding at December 31, 2001	**188,538,957**

> **Fully Diluted Common Shares and Units Outstanding at December 31, 2001:**
> **252,469,307**

---

(1) Excludes units owned by the Company (shown here as Company Common Shares) and units not convertible into common shares.
(2) Excludes preferred units relating to preferred stock outstanding (see Schedule of Preferred Stock Outstanding).
(3) Conversion terms provided in footnotes (1) and (2) on page 8 of this document.
(4) Based upon the weighted average stock price for the year 2001.

SIMON PROPERTY GROUP
Preferred Stock/Units Outstanding
As of December 31, 2001
($ in 000's)

Issuer	Description	Number of Shares/Units	Per Share Liquidation Preference	Aggregate Liquidation Preference	Ticker Symbol
Preferred Shares:					
Convertible					
Simon Property Group, Inc.	Series A Preferred 6.5% Convertible(1)	49,839	$1,000	$49,839	N/A
Simon Property Group, Inc.	Series B Preferred 6.5% Convertible(2)	4,830,057	$100	$483,006	SPGPrB
Perpetual					
Simon Property Group, Inc.	Series E Preferred 8% Cumulative Redeemable (3)	1,000,000	$25	$25,000	N/A
Simon Property Group, Inc.	Series F Preferred 8 ¾% Perpetual(4)	8,000,000	$25	$200,000	SPGPrF
Simon Property Group, Inc.	Series G Preferred 7.89% Perpetual(5)	3,000,000	$50	$150,000	SPGPrG
Preferred Units:					
Simon Property Group, L.P.	Series C 7% Cumulative Convertible Preferred(6)	2,600,895	$28	$72,825	N/A
Simon Property Group, L.P.	Series D 8% Cumulative Redeemable Preferred(7)	2,600,895	$30	$78,027	N/A

(1)   Assumed in connection with the CPI merger. Each share is convertible into a number of shares of common stock obtained by dividing $1,000 by $26.319 (conversion price), which is subject to adjustment as outlined below. The stock is not redeemable, except as needed to maintain or bring the direct or indirect ownership of the capital stock of the Company into conformity with the requirements of Section 856(a)(6) of the Code.

(2)   Issued as part of the consideration for the CPI merger. Each share is convertible into a number of shares of common stock of the Company obtained by dividing $100 by $38.669 (the conversion price), which is subject to adjustment as outlined below. The Company may redeem the stock on or after September 24, 2003 at a price beginning at 105% of the liquidation preference plus accrued dividends and declining to 100% of the liquidation preference plus accrued dividends any time on or after September 24, 2008. The shares are traded on the New York Stock Exchange. The closing price on December 31, 2001, was $83.75 per share. *(The conversion prices of the Series A and Series B Convertible Preferred Stock are subject to adjustment by the Company in connection with certain events.)*

(3)   Issued in connection with the acquisition of Mall of America. Simon Property Group, Inc. Series E Preferred 8% Cumulative Redeemable Stock is not redeemable prior to August 27, 2004.

(4)   Represent securities issued to holders of substantially identical securities of SPG Properties, Inc., a former subsidiary of SPG which was merged into SPG effective July 1, 2001. The shares are redeemable on or after September 29, 2006. The shares are not convertible into any other securities of SPG. The shares are traded on the New York Stock Exchange. The closing price on December 31, 2001, was $26.00 per share.

(5)   Represent securities issued to holders of substantially identical securities of SPG Properties, Inc., a former subsidiary of SPG which was merged into SPG effective July 1, 2001. The Cumulative Step-Up Premium Rate Preferred Stock was issued at 7.89%. The shares are redeemable after September 30, 2007. Beginning October 1, 2012, the rate increases to 9.89%. The shares are not convertible into any other securities of SPG. The shares are traded on the New York Stock Exchange. The closing price on December 31, 2001 was $48.00 per share.

(6)   Issued in connection with the New England Development acquisition. Each unit/share is convertible into 0.75676 shares of common stock on or after August 27, 2004 if certain conditions are met. Each unit/share is not redeemable prior to August 27, 2009.

(7)   Issued in connection with the New England Development acquisition. Each unit/share is not redeemable prior to August 27, 2009.

SIMON PROPERTY GROUP
Reconciliation of Income to Funds From Operations ("FFO")
As of December 31, 2001
Unaudited
(Amounts in thousands, except per share data)

The Operating Partnership	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2001	2000	2001	2000
Income Before Extraordinary Items and Cumulative Effect of Accounting Change (1)(2)	$ 78,967	$ 122,937	$ 282,297	$ 347,419
Plus: Depreciation and Amortization from Combined Consolidated Properties	128,883	115,929	452,428	418,670
Plus: Simon's Share of Depreciation and Amortization fromUnconsolidated Entities	40,139	32,310	138,814	119,562
Plus: Impairment on assets	47,000	—	47,000	—
Plus: Write-off of Technology Investments	—	—	16,645	—
Less: (Gain) Loss on Sales of Real Estate	(58)	(323)	(2,610)	(9,132)
Less: Minority Interest Portion of Depreciation, Amortizationand Extraordinary Items	(2,485)	(1,505)	(7,012)	(5,951)
Less: Preferred Distributions (including those of subsidiary)	(19,334)	(19,336)	(77,445)	(77,410)
FFO of the Simon Portfolio	$ 273,112	$ 250,012	$ 850,117	$ 793,158
Percent Increase	*9.2 %*		*7.2 %*	

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2001	2000	2001	2000
FFO of the Simon Portfolio	$ 273,112	$ 250,012	$ 850,117	$ 793,158
FFO Allocable to the LP Unitholders	(74,057)	(68,383)	(232,097)	(217,503)
Basic FFO Allocable to the Companies	$ 199,055	$ 181,629	$ 618,020	$ 575,655
Impact of Series A and B Preferred Stock Conversion (3)	10,817	10,405	39,401	38,379
Diluted FFO Allocable to the Companies	$ 209,872	$ 192,034	$ 657,421	$ 614,034
Basic Weighted Average Paired Shares Outstanding	173,427	171,934	172,669	172,895
Effect of Stock Options	279	103	358	99
Impact of Series A Preferred 6.5% Convertible	1,894	1,940	1,912	1,978
Impact of Series B Preferred 6.5% Convertible	12,491	12,491	12,491	12,497
Diluted Weighted Average Number of Equivalent Paired Shares	188,091	186,468	187,430	187,469
Basic FFO per Paired Share:				
Basic FFO Allocable to the Companies	$ 199,055	$ 181,629	$ 618,020	$ 575,655
Basic Weighted Average Paired Shares Outstanding	173,427	171,934	172,669	172,895
Basic FFO per Paired Share	$ 1.15	$ 1.06	$ 3.58	$ 3.33
Percent Increase	*8.5 %*		*7.5 %*	
Diluted FFO per Paired Share:				
Diluted FFO Allocable to the Companies	$ 209,872	$ 192,034	$ 657,421	$ 614,034
Diluted Weighted Average Number of Equivalent Paired Shares	188,091	186,468	187,430	187,469
Diluted FFO per Paired Share	$ 1.12	$ 1.03	$ 3.51	$ 3.28
Percent Increase	*8.7 %*		*7.0 %*	

(1)   Includes gains on land sales of $7.6 million and $18.5 million for the three months ended December 31, 2001 and 2000, respectively, and $15.7 million and $29.3 million for the twelve months ended December 31, 2001 and 2000, respectively.

(2)   Includes straight-line adjustments to minimum rent of $5.4 million and $4.6 million for the three months ended December 31, 2001 and 2000, respectively,and $14.8 million and $19.5 million for the twelve months ended December 31, 2001 and 2000, respectively.

(3)   Includes dividends of Series A and B Preferred Stock as well as increased allocation of FFO to the Company as a result of assumed increase in the number of common shares outstanding.

9


SIMON PROPERTY GROUP
Selected Financial Information
As of December 31, 2001
Unaudited
(In thousands, except as noted)


	As of or for the Twelve Months Ended December 31,			
	2001		2000	% Change
Financial Highlights of the Company				
Total Revenue — Consolidated Properties	$	2,048,835	$ 2,020,751	1.4 %
Total EBITDA of the Simon Group Portfolio	$	2,193,230 (5)	$ 2,102,146	4.3 %
Simon Group's Share of EBITDA	$	1,661,010 (5)	$ 1,616,616	2.7 %
Net Income Available to Common Shareholders	$	147,789	$ 186,528	-20.8 % (6)
Basic Net Income per Paired Share	$	0.86	$ 1.08	-20.4 % (6)
Diluted Net Income per Paired Share	$	0.85	$ 1.08	-21.3 % (6)
FFO of the Simon Portfolio	$	850,117	$ 793,158	7.2 %
Basic FFO Allocable to the Companies	$	618,020	$ 575,655	7.4 %
Diluted FFO Allocable to the Companies	$	657,421	$ 614,034	7.1 %
Basic FFO per Paired Share	$	3.58	$ 3.33	7.5 %
Diluted FFO per Paired Share	$	3.51	$ 3.28	7.0 %
Distributions per Paired Share	$	2.08	$ 2.02	3.0 %
Operational Statistics				
Occupancy at End of Period:				
Regional Malls (1)		91.9 %	91.8 %	0.1 %
Community Shopping Centers (2)		90.0 %	91.5 %	-1.5 %
Average Base Rent per Square Foot:				
Regional Malls (1)	$	29.28	$ 28.31	3.4 %
Community Shopping Centers (2)	$	9.83	$ 9.36	5.0 %
Releasing Spread, Regional Malls:				
Opening Base Rent per Square Foot	$	34.88	$ 35.13	-0.7 %
Closing Base Rent per Square Foot	$	29.10	$ 29.24	-0.5 %
Releasing Spread per Square Foot	$	5.78	$ 5.89	-1.9 %
Percentage Increase		19.9 %	20.1 %	-0.3 %
Regional Malls:				
Total Tenant Sales Volume, in millions (3)(4)	$	16,941	$ 16,561	2.3 %
Comparable Sales per Square Foot (4)	$	383	$ 384	-0.3 %
Total Sales per Square Foot (4)	$	378	$ 377	0.3 %
Number of U.S. Properties Open at End of Period		252	252	0.0 %
Total U.S. GLA at End of Period, in millions of square feet		187.4	185.6	1.0 %

(1) Includes mall and freestanding stores.
(2) Includes all Owned GLA.
(3) Represents only those tenants who report sales.
(4) Based upon the standard definition of sales for regional malls adopted by the International Council of Shopping Centers which includes only mall and freestanding stores less than 10,000 square feet.
(5) Excludes technology initiatives and impairment charge referred to in footnote (6).
(6) Reflects a charge of $47 million, or $0.18 per share, to adjust the carrying value of nine of the Company's assets to their estimated net realizable value.

SIMON PROPERTY GROUP
Selected Financial Information
As of December 31, 2001
Unaudited
(In thousands, except as noted)

Equity Information	December 31, 2001	December 31, 2000
Limited Partner Units Outstanding at End of Period	63,930	64,966
Paired Shares Outstanding at End of Period	173,806	171,946
Total Common Shares and Units Outstanding at End of Period	237,736	236,912
Basic Weighted Average Paired Shares Outstanding(1)	172,669	172,895
Diluted Weighted Average Number of Equivalent Paired Shares(1)	187,430	187,469

	December 31, 2001	December 31, 2000
Debt Information		
Consolidated Debt	$ 8,841,378	$ 8,728,582
Simon Group's Share of Joint Venture Debt	$ 2,392,523	$ 2,186,197
Debt-to-Market Capitalization		
Common Stock Price at End of Period	$ 29.33	$ 24.00
Equity Market Capitalization (2)	$ 7,968,576	$ 6,596,008
Total Consolidated Capitalization	$ 16,809,954	$ 15,324,590
Total Capitalization — Including Simon Group's Share of JV Debt	$ 19,202,477	$ 17,510,787

(1)For purposes of computing FFO per share.
(2)Market value of Common Stock, Units and all issues of Preferred Stock of SPG .

SIMON PROPERTY GROUP
Portfolio GLA, Occupancy & Rent Data
As of December 31, 2001

Type of Property	GLA-Sq. Ft.	Total Owned GLA	% of Owned GLA	% of Owned GLA Which is Leased	Avg. Annualized Base Rent Per Leased Sq. Ft. of Owned GLA
Regional Malls					
-Anchor	98,441,296	29,668,502	26.7 %	98.0 % $	3.95
-Mall Store	56,690,152	56,642,255	50.9 %	91.9 % $	29.99
-Freestanding	3,714,253	1,957,174	1.7 %	92.4 % $	10.00
Subtotal	60,404,405	58,599,429	52.6 %	91.9 % $	29.28
Regional Mall Total	**158,845,701**	**88,267,931**	**79.3 %**	**93.9** %	
Community Shopping Centers					
-Anchor	12,118,596	7,547,298	6.8 %	91.1 % $	7.94
-Mall Store	4,215,730	4,129,972	3.7 %	85.5 %	13.62
-Freestanding	771,387	305,189	.3 %	93.2 %	9.10
Community Ctr. Total	**17,105,713**	**11,982,459**	**10.8 %**	**90.0 % $**	**9.83**
Office Portion of Mixed-Use Properties	**2,557,342**	**2,557,342**	**2.3 %**	**85.7 % $**	19.20
Value-Oriented Super-Regional Malls	**6,604,245**	**6,487,982**	**5.8 %**	**93.7 % $**	17.45
Other	**2,266,211**	**2,027,354**	**1.8** %		
GRAND TOTAL	**187,379,212**	**111,323,068**	**100.00** %		

Occupancy History		
As of	Regional Malls(1)	Community Shopping Centers(2)
12/31/01	91.9%	90.0%
12/31/00	91.8%	91.5%
12/31/99	90.6%	88.6%
12/31/98	90.0%	91.4%
12/31/97	87.3%	91.3%

(1)Includes mall and freestanding stores.
(2)Includes all Owned GLA.

12

SIMON PROPERTY GROUP
Rent Information
As of December 31, 2001

Average Base Rent				
As of	**Mall & Freestanding Stores at Regional Malls**	**% Change**	**Community Shopping Centers**	**% Change**
12/31/01	$29.28	3.4 %	$9.83	5.0 %
12/31/00	28.31	3.6	9.36	12.0
12/31/99	27.33	6.3	8.36	8.9
12/31/98	25.70	8.7	7.68	3.2
12/31/97	23.65	14.4	7.44	—2.7

Rental Rates	Base Rent (1)		Amount of Change	
Year	**Store Openings During Period**	**Store Closings During Period**	**Dollar**	**Percentage**
Regional Malls:				
2001	$ 34.88	$ 29.10	$ 5.78	19.9 %
2000	35.13	29.24	5.89	20.1
1999	31.25	24.55	6.70	27.3
1998	27.33	23.63	3.70	15.7
1997	29.66	21.26	8.40	39.5
Community Shopping Centers:				
2001	$ 12.79	$ 9.30	$ 3.49	37.5 %
2000	14.21	11.51	2.70	23.5
1999	10.26	7.44	2.82	37.9
1998	10.43	10.95	(0.52)	(4.7)
1997	8.63	9.44	(0.81)	(8.6)

(1)   Represents the average base rent in effect during the period for those tenants who signed leases as compared to the average base rent in effect during the period for those tenants whose leases terminated or expired.

13

SIMON PROPERTY GROUP
Lease Expirations(1)
As of December 31, 2001

Year	Number of Leases Expiring	Square Feet		Avg. Base Rent per Square Foot at 12/31/01
Regional Malls — Mall Stores & Freestanding				
2002	1,747	3,227,760	$	29.32
2003	1,894	4,491,546	$	30.45
2004	1,862	4,594,023	$	30.57
2005	1,743	5,286,177	$	29.21
2006	1,824	4,979,581	$	30.53
2007	1,481	4,511,529	$	31.60
2008	1,351	4,640,832	$	31.27
2009	1,342	4,358,040	$	29.19
2010	1,556	4,710,331	$	33.36
2011	1,391	4,469,937	$	31.23
2012 and Thereafter	750	5,350,841	$	23.03
Regional Malls — Anchor Tenants				
2002	7	796,929	$	2.07
2003	15	1,783,861	$	2.19
2004	24	2,385,114	$	3.33
2005	25	3,176,590	$	2.23
2006	24	3,048,012	$	2.86
2007	17	1,976,183	$	1.98
2008	17	1,898,152	$	4.12
2009	16	1,986,791	$	2.82
2010	14	1,392,776	$	4.01
2011	13	1,355,999	$	4.77
2012 and Thereafter	72	8,803,117	$	5.93
Community Centers — Mall Stores & Freestanding				
2002	162	323,700	$	12.83
2003	159	536,146	$	12.46
2004	160	496,868	$	13.53
2005	175	616,633	$	14.55
2006	139	535,178	$	14.31
2007	51	329,270	$	10.42
2008	17	122,461	$	13.96
2009	12	58,396	$	18.61
2010	25	192,020	$	14.79
2011	28	188,533	$	14.56
2012 and Thereafter	19	225,898	$	8.89

(1) Does not consider the impact of options to renew that may be contained in leases.

SIMON PROPERTY GROUP
Lease Expirations(1)
As of December 31, 2001

Year	Number of Leases Expiring	Square Feet	Avg. Base Rent per Square Foot at 12/31/01
Community Centers - Anchor Tenants			
2002	4	106,942	$ 7.58
2003	12	339,033	$ 6.62
2004	9	305,410	$ 5.90
2005	16	633,653	$ 6.60
2006	15	581,044	$ 6.20
2007	14	542,544	$ 5.94
2008	9	237,172	$ 11.00
2009	13	530,990	$ 7.27
2010	19	719,935	$ 9.61
2011	7	162,359	$ 12.09
2012 and Thereafter	46	2,401,036	$ 9.00

(1) Does not consider the impact of options to renew that may be contained in leases.

SIMON PROPERTY GROUP
SPG's Share of Total Debt Amortization and Maturities by Year
As of December 31, 2001
(In thousands)

Year		SPG's Share of Secured Consolidated Debt	SPG's Share of Unsecured Consolidated Debt	SPG's Share of Unconsolidated Joint Venture Debt	SPG's Share of Total Debt
2002	1	234,448	422,929	186,892	844,269
2003	2	577,478	763,000	240,624	1,581,102
2004	3	642,580	815,202	215,058	1,672,840
2005	4	207,571	660,000	352,319	1,219,890
2006	5	284,504	550,000	334,243	1,168,747
2007	6	275,231	930,000	143,769	1,349,000
2008	7	50,877	200,000	395,089	645,966
2009	8	338,447	450,000	61,977	850,424
2010	9	106,279	0	300,663	406,942
2011	10	365,958	200,000	155,631	721,589
Thereafter		103,102	525,000	0	628,102
Subtotal Face Amounts		$ 3,186,475	$ 5,516,131	$ 2,386,266	$ 11,088,872
Premiums and Discounts on Indebtedness, Net		(2,846)	(15,349)	6,257	(11,938)
SPG's Share of Total Indebtedness		$ 3,183,629	$ 5,500,782	$ 2,392,523	$ 11,076,934

SIMON PROPERTY GROUP
Summary of Indebtedness
As of December 31, 2001
(In thousands)

	Total Indebtedness	SPG's Share of Indebtedness	Weighted Avg. Interest Rate	Weighted Avg. Years to Maturity
Consolidated Indebtedness				
Mortgage Debt				
Fixed Rate(1)	2,496,087	2,357,978	7.36 %	6.2
Other Hedged Debt	87,000	75,250	6.51 %	2.1
Floating Rate Debt	761,006	753,247	3.14 %	2.4
Total Mortgage Debt	3,344,093	3,186,476	6.34 %	5.2
Unsecured Debt				
Fixed Rate	4,768,200	4,768,200	7.11 %	5.5
Floating Rate Debt	494,931	494,931	5.14 %	1.5
Subtotal	5,263,131	5,263,131	6.93 %	5.0
Revolving Corporate Credit Facility	48,000	48,000	2.52 %	1.6
Revolving Corporate Credit Facility (Hedged)	140,000	140,000	2.52 %	1.6
Unsecured Term Loan	65,000	65,000	2.67 %	1.6
Total Unsecured Debt	5,516,131	5,516,131	6.73 %	5.0
Net Discount — Fixed Rate	(14,765)	(14,115)	N/A	N/A
Net Premium — Variable Rate	(346)	(346)	N/A	N/A
Fair Value Interest Rate Swaps — FAS 133 Adjustment	(3,735)	(3,735)	N/A	N/A
Consolidated Mortgages and Other Indebtedness	**8,841,378**	**8,684,411**	6.59 %	5.1
Joint Venture Indebtedness				
Mortgage Debt				
Fixed Rate	3,989,092	1,716,265	7.45 %	6.0
Other Hedged Debt	1,037,900	413,319	2.80 %	2.4
Floating Rate Debt	649,900	256,682	3.30 %	2.1
Total Mortgage Debt	5,676,892	2,386,265	6.20 %	5.0
Net Premium — Fixed Rate	12,497	6,258	N/A	N/A
Joint Venture Mortgages and Other Indebtedness	**5,689,389**	**2,392,523**	6.20 %	5.0
SPG's Share of Total Indebtedness		**11,076,934**	**6.50** %	**5.0**

_____

(1) Includes $163,200 of variable rate debt, of which $127,169 is SPG's share, that is effectively fixed to maturity through the use of interest rate hedges.

SIMON PROPERTY GROUP
Summary of Indebtedness By Maturity
As of December 31, 2001
(In thousands)

Property Name		Maturity Date	Interest Rate	Total Indebtedness	SPG's Share of Indebtedness	Weighted Avg Interest Rate by Year
Consolidated Indebtedness						
Fixed Rate Mortgage Debt:						
North Riverside Park Plaza — 1		09/01/02	9.38 %	3,711	3,711	
North Riverside Park Plaza — 2		09/01/02	10.00 %	3,330	3,330	
South Park Mall — 3	(8)	09/15/02	7.01 %	2,000	2,000	
Hutchinson Mall — 2	(9)	09/15/02	6.81 %	4,428	4,428	
Hutchinson Mall — 1	(9)	11/01/02	8.44 %	11,062	11,062	
Palm Beach Mall		12/15/02	7.50 %	47,058	47,058	
Subtotal 2002				**71,589**	**71,589**	**7.80 %**
Principal Mutual Mortgages — Pool 1	(1),(8)	03/15/03	6.66 %	76,950	76,950	
Principal Mutual Mortgages — Pool 2	(1),(9)	03/15/03	6.62 %	109,912	109,912	
South Park Mall	(8)	06/15/03	7.25 %	23,572	23,572	
Century III Mall		07/01/03	6.78 %	66,000	66,000	
Miami International Mall		12/21/03	6.91 %	44,669	26,801	
Subtotal 2003				**321,103**	**303,235**	**6.74 %**
Battlefield Mall — 1		01/01/04	7.50 %	45,040	45,040	
Battlefield Mall — 2		01/01/04	6.81 %	43,513	43,513	
Forum Phase I — Class A-2		05/15/04	6.19 %	44,386	26,632	
Forum Phase II — Class A-2		05/15/04	6.19 %	40,614	22,338	
Forum Phase I — Class A-1		05/15/04	7.13 %	46,996	28,198	
Forum Phase II — Class A-1		05/15/04	7.13 %	43,004	23,652	
CMBS Loan — Variable Component	(5)	12/15/04	6.20 %	50,000	50,000	
CMBS Loan — Fixed Component		12/15/04	7.31 %	175,000	175,000	
Subtotal 2004				**488,553**	**414,372**	**6.99 %**
Tippecanoe Mall — 1		01/01/05	8.45 %	43,740	43,740	
Tippecanoe Mall — 2		01/01/05	6.81 %	15,474	15,474	
Melbourne Square		02/01/05	7.42 %	37,816	37,816	
Cielo Vista Mall — 2		11/01/05	8.13 %	1,250	1,250	
Subtotal 2005				**98,280**	**98,280**	**7.79 %**
Treasure Coast Square — 1		01/01/06	7.42 %	50,657	50,657	
Treasure Coast Square — 2		01/01/06	8.06 %	11,784	11,784	
Gulf View Square		10/01/06	8.25 %	35,777	35,777	
Paddock Mall		10/01/06	8.25 %	28,455	28,455	
Subtotal 2006				**126,673**	**126,673**	**7.90 %**
Lakeline Mall		05/01/07	7.65 %	70,503	70,503	
Cielo Vista Mall — 1	(4)	05/01/07	9.38 %	52,930	52,930	
Cielo Vista Mall — 3	(4)	05/01/07	6.76 %	37,665	37,665	
McCain Mall — 1	(4)	05/01/07	9.38 %	24,715	24,715	
McCain Mall — 2	(4)	05/01/07	6.76 %	17,385	17,385	
Valle Vista Mall — 1	(4)	05/01/07	9.38 %	32,734	32,734	
Valle Vista Mall — 2	(4)	05/01/07	6.81 %	7,729	7,729	
University Park Mall		10/01/07	7.43 %	59,500	35,700	
Subtotal 2007				**303,161**	**279,361**	**8.10 %**
Arsenal Mall — 1		09/28/08	6.75 %	33,849	33,849	
Subtotal 2008				**33,849**	**33,849**	**6.75 %**
College Mall — 1	(3)	01/01/09	7.00 %	39,465	39,465	
College Mall — 2	(3)	01/01/09	6.76 %	11,602	11,602	

Property Name		Maturity Date	Interest Rate	Total Indebtedness	SPG's Share of Indebtedness	Weighted Avg Interest Rate by Year
Greenwood Park Mall — 1	(3)	01/01/09	7.00 %	33,053	33,053	
Greenwood Park Mall — 2	(3)	01/01/09	6.76 %	59,946	59,946	
Towne East Square — 1	(3)	01/01/09	7.00 %	52,176	52,176	
Towne East Square — 2	(3)	01/01/09	6.81 %	24,178	24,178	
Bloomingdale Court		10/01/09	7.78 %	29,333	29,333	
Forest Plaza		10/01/09	7.78 %	16,088	16,088	
Lake View Plaza		10/01/09	7.78 %	21,386	21,386	
Lakeline Plaza		10/01/09	7.78 %	23,447	23,447	
Lincoln Crossing		10/01/09	7.78 %	3,239	3,239	
Matteson Plaza		10/01/09	7.78 %	9,418	9,418	
Muncie Plaza		10/01/09	7.78 %	8,142	8,142	
Regency Plaza		10/01/09	7.78 %	4,414	4,414	
St. Charles Towne Plaza		10/01/09	7.78 %	28,254	28,254	
West Ridge Plaza		10/01/09	7.78 %	5,690	5,690	
White Oaks Plaza		10/01/09	7.78 %	17,365	17,365	
Subtotal 2009				**387,196**	**387,196**	**7.28 %**
Trolley Square		08/01/10	9.03 %	29,522	26,570	
Crystal River		11/11/10	7.63 %	16,158	16,158	
Biltmore Square		12/11/10	7.95 %	26,000	17,342	
Port Charlotte Town Center		12/11/10	7.98 %	53,250	42,600	
Subtotal 2010				**124,930**	**102,670**	**8.19 %**
Knoxville Center	(10)	08/11/11	6.99 %	63,659	63,659	
Ingram Park Mall	(10)	08/11/11	6.99 %	84,065	84,065	
Towne West Square	(10)	08/11/11	6.99 %	55,028	55,028	
Northlake Mall	(10)	08/11/11	6.99 %	73,438	73,438	
Tacoma Mall		09/28/11	7.00 %	134,778	134,778	
Subtotal 2011				**410,968**	**410,968**	**6.99 %**
Chesapeake Center		05/15/15	8.44 %	6,563	6,563	
Grove at Lakeland Square, The		05/15/15	8.44 %	3,750	3,750	
Terrace at Florida Mall, The		05/15/15	8.44 %	4,688	4,688	
Subtotal 2015				**15,001**	**15,001**	**8.44 %**
Arsenal Mall — 2		05/15/16	8.20 %	2,051	2,051	
Subtotal 2016				**2,051**	**2,051**	**8.20 %**
Sunland Park Mall		01/01/26	8.63 %	38,258	38,258	
Subtotal 2026				**38,258**	**38,258**	**8.63 %**
Keystone at the Crossing		07/01/27	7.85 %	62,163	62,163	
Subtotal 2027				**62,163**	**62,163**	**7.85 %**
Other				**12,312**	**12,312**	
Total Consolidated Fixed Rate Mortgage Debt				2,496,087	2,357,978	7.36 %
Variable Rate Mortgage Debt:						
Randall Park Mall — 1	(11)	12/11/01	8.35 %	35,000	35,000	
Randall Park Mall — 2	(11)	12/11/01	6.87 %	5,000	5,000	
Subtotal 2001				**40,000**	**40,000**	**8.17 %**

Property Name		Maturity Date	Interest Rate	Total Indebtedness	SPG's Share of Indebtedness	Weighted Avg Interest Rate by Year
White Oaks Mall		03/01/02	3.37 %	16,500	9,062	
Highland Lakes Center		03/01/02	3.37 %	12,877	12,877	
Mainland Crossing		03/31/02	3.37 %	1,603	1,282	
Waterford Lakes	(1)	08/16/02	3.27 %	66,689	66,689	
Bowie Mall —1	(6)	12/14/02	3.37 %	1,294	1,294	
Subtotal 2002				**98,963**	**91,204**	**3.30 %**
Raleigh Springs Mall		02/23/03	3.52 %	11,000	11,000	
Richmond Towne Square	(1)	07/15/03	2.87 %	58,646	58,646	
Shops @ Mission Viejo	(1)	08/31/03	2.92 %	148,073	148,073	
Arboretum	(1)	11/30/03	3.37 %	34,000	34,000	
Subtotal 2003				**251,719**	**251,719**	**3.00 %**
Jefferson Valley Mall	(1)	01/11/04	3.12 %	60,000	60,000	
North East Mall	(1)	05/21/04	3.25 %	149,007	149,007	
Subtotal 2004				**209,007**	**209,007**	**3.21 %**
Brunswick Square	(1)	06/12/05	3.37 %	45,000	45,000	
Bowie Mall —2	(1),(6)	12/14/05	3.37 %	46,317	46,317	
Subtotal 2005				**91,317**	**91,317**	**3.37 %**
Chesapeake Square	(1)	07/01/06	4.62 %	47,000	35,250	
Riverway	(1)	10/01/06	3.02 %	110,000	110,000	
Subtotal 2006				**157,000**	**145,250**	**3.41 %**
Total Variable Rate Mortgage Debt				848,006	828,497	3.45 %
Total Consolidated Mortgage Debt				3,344,093	3,186,476	**6.34 %**

Fixed Rate Unsecured Debt:

Property Name		Maturity Date	Interest Rate	Total Indebtedness	SPG's Share of Indebtedness	Weighted Avg Interest Rate by Year
Unsecured Notes — CPI 1		03/15/02	9.00 %	250,000	250,000	
Subtotal 2002				**250,000**	**250,000**	**9.00 %**
Unsecured Notes — CPI 2		04/01/03	7.05 %	100,000	100,000	
SPG, LP (Bonds)		06/15/03	6.63 %	375,000	375,000	
SPG, LP (PATS)		11/15/03	6.75 %	100,000	100,000	
Subtotal 2003				**575,000**	**575,000**	**6.72 %**
SCA (Bonds)		01/15/04	6.75 %	150,000	150,000	
SPG, LP (Bonds)		07/15/04	6.75 %	100,000	100,000	
Simon ERE Facility	(1)	07/31/04	7.75 %	28,200	28,200	
Unsecured Notes — CPI 3		08/15/04	7.75 %	150,000	150,000	
Subtotal 2004				**428,200**	**428,200**	**7.17 %**
SCA (Bonds)		05/15/05	7.63 %	110,000	110,000	
SPG, LP (Bonds)		06/15/05	6.75 %	300,000	300,000	
SPG, LP (MTN)		06/24/05	7.13 %	100,000	100,000	
SPG, LP (Bonds)		10/27/05	6.88 %	150,000	150,000	
Subtotal 2005				**660,000**	**660,000**	**6.98 %**

Property Name		Maturity Date	Interest Rate	Total Indebtedness	SPG's Share of Indebtedness	Weighted Avg Interest Rate by Year
SPG, LP (Notes)		01/20/06	7.38 %	300,000	300,000	
SPG, LP (Bonds)		11/15/06	6.88 %	250,000	250,000	
Subtotal 2006				**550,000**	**550,000**	**7.15 %**
SPG, LP (MTN)		09/20/07	7.13 %	180,000	180,000	
SPG, LP (Notes)		11/15/07	6.38 %	750,000	750,000	
Subtotal 2007				**930,000**	**930,000**	**6.52 %**
SPG, LP (MOPPRS)		06/15/08	7.00 %	200,000	200,000	
Subtotal 2008				**200,000**	**200,000**	**7.00 %**
SPG, LP (Bonds)		02/09/09	7.13 %	300,000	300,000	
SPG, LP (Bonds)		07/15/09	7.00 %	150,000	150,000	
Subtotal 2009				**450,000**	**450,000**	**7.08 %**
SPG, LP (Notes)		01/20/11	7.75 %	200,000	200,000	
Subtotal 2011				**200,000**	**200,000**	**7.75 %**
Unsecured Notes — CPI 4		09/01/13	7.18 %	75,000	75,000	
Subtotal 2013				**75,000**	**75,000**	**7.18 %**
Unsecured Notes — CPI 5		03/15/16	7.88 %	250,000	250,000	
Subtotal 2016				**250,000**	**250,000**	**7.88 %**
SPG, LP (Bonds)		06/15/18	7.38 %	200,000	200,000	
Subtotal 2018				**200,000**	**200,000**	**7.38 %**
Total Unsecured Fixed Rate Debt				4,768,200	4,768,200	**7.11 %**
Variable Rate Unsecured Debt:						
SPG, L.P. Unsecured Term Loan — 1		02/28/02	2.67 %	150,000	150,000	
SPG, L.P. Unsecured Term Loan — 2	(2)	03/30/02	2.87 %	22,929	22,929	
Subtotal 2002				**172,929**	**172,929**	**2.70 %**
Corporate Revolving Credit Facility	(1)	08/25/03	2.52 %	188,000	188,000	
Subtotal 2003				**188,000**	**188,000**	**2.52 %**
SPG, LP (Bonds)		02/09/04	6.75 %	300,000	300,000	
SPG, L.P. Unsecured Term Loan — 3	(1)	03/15/04	2.67 %	65,000	65,000	
Simon ERE Facility	(1)	07/31/04	2.47 %	22,002	22,002	
Subtotal 2004				**387,002**	**387,002**	**5.82 %**
Total Unsecured Variable Rate Debt				747,931	747,931	**4.27 %**
Total Unsecured Debt				5,516,131	5,516,131	**6.73 %**
Net Premium on Fixed-Rate Indebtedness				(14,765)	(14,115)	**N/A**
Net Premium on Variable-Rate Indebtedness				(346)	(346)	**N/A**
Fair Value Interest Rate Swaps — FAS 133 Adjustment				(3,735)	(3,735)	**N/A**
Total Consolidated Debt				**8,841,378**	**8,684,411**	**6.59 %**

Property Name		Maturity Date	Interest Rate	Total Indebtedness	SPG's Share of Indebtedness	Weighted Avg Interest Rate by Year
Joint Venture Indebtedness						
Fixed Rate Mortgage Debt:						
Square One		07/01/02	8.40 %	103,114	50,668	
Subtotal 2002				**103,114**	**50,668**	**8.40 %**
Crystal Mall		02/01/03	8.66 %	46,796	34,895	
Avenues, The		05/15/03	8.36 %	55,229	13,807	
Subtotal 2003				**102,025**	**48,702**	**8.57 %**
Solomon Pond		02/01/04	7.83 %	94,034	46,206	
Northshore Mall		05/14/04	9.05 %	161,000	79,111	
Indian River Commons		11/01/04	7.58 %	8,309	4,155	
Indian River Mall		11/01/04	7.58 %	46,105	23,053	
Subtotal 2004				**309,448**	**152,524**	**8.42 %**
Westchester, The — 1		09/01/05	8.74 %	148,058	59,223	
Westchester, The — 2		09/01/05	7.20 %	52,504	21,002	
Subtotal 2005				**200,562**	**80,225**	**8.34 %**
Cobblestone Court		01/01/06	7.64 %	6,180	2,163	
Crystal Court		01/01/06	7.64 %	3,570	1,250	
Fairfax Court		01/01/06	7.64 %	10,320	2,709	
Gaitway Plaza		01/01/06	7.64 %	7,350	1,715	
Plaza at Buckland Hills, The		01/01/06	7.64 %	17,570	6,018	
Ridgewood Court		01/01/06	7.64 %	8,090	2,832	
Royal Eagle Plaza		01/01/06	7.64 %	7,920	2,772	
Village Park Plaza		01/01/06	7.64 %	8,960	3,136	
West Town Corners		01/01/06	7.64 %	10,330	2,411	
Westland Park Plaza		01/01/06	7.64 %	4,950	1,155	
Willow Knolls Court		01/01/06	7.64 %	6,490	2,272	
Yards Plaza, The		01/01/06	7.64 %	8,270	2,895	
CMBS Loan — Fixed Component	(7)	05/01/06	7.41 %	300,000	150,000	
CMBS Loan — Fixed Component — 2	(7)	05/15/06	8.13 %	57,100	28,550	
Great Northeast Plaza		06/01/06	9.04 %	17,171	8,586	
Smith Haven Mall		06/01/06	7.86 %	115,000	28,750	
Mall of Georgia Crossing		06/09/06	7.25 %	34,133	17,067	
Greendale Mall		11/01/06	8.23 %	41,416	20,351	
Subtotal 2006				**664,820**	**284,629**	**7.65 %**
Town Center at Cobb — 1		04/01/07	7.54 %	49,059	24,530	
Town Center at Cobb — 2		04/01/07	7.25 %	64,250	32,125	
Gwinnett Place — 1		04/01/07	7.54 %	38,506	19,253	
Gwinnett Place — 2		04/01/07	7.25 %	84,425	42,213	
Mall at Rockingham		08/01/07	7.88 %	98,906	24,300	
Subtotal 2007				**335,146**	**142,420**	**7.45 %**
Metrocenter		02/28/08	8.45 %	29,876	14,938	
Aventura Mall — A		04/06/08	6.55 %	141,000	47,000	
Aventura Mall — B		04/06/08	6.60 %	25,400	8,467	
Aventura Mall — C		04/06/08	6.89 %	33,600	11,200	
West Town Mall		05/01/08	6.90 %	76,000	38,000	
Mall of New Hampshire — 1		10/01/08	6.96 %	102,751	50,489	
Mall of New Hampshire — 2		10/01/08	8.53 %	8,371	4,113	
Grapevine Mills — 1		10/01/08	6.47 %	155,000	58,125	
Fashion Valley Mall		10/11/08	6.50 %	199,674	99,837	

Property Name		Maturity Date	Interest Rate	Total Indebtedness	SPG's Share of Indebtedness	Weighted Avg Interest Rate by Year
Ontario Mills		11/02/08	6.75 %	140,507	35,127	
Source, The		11/06/08	6.65 %	124,000	31,000	
Grapevine Mills — 2		11/05/08	8.39 %	14,395	5,398	
Ontario Mills		12/05/08	8.00 %	10,429	2,607	
Subtotal 2008				**1,061,003**	**406,301**	**6.77 %**
Apple Blossom Mall		09/10/09	7.99 %	40,306	19,805	
Auburn Mall		09/10/09	7.99 %	47,187	23,187	
European Assets — Fixed Components		12/13/09	6.38 %	34,120	11,011	
Ontario Mills		12/28/09	6.00 %	3,345	836	
Subtotal 2009				**124,958**	**54,839**	**7.64 %**
Mall of Georgia		07/01/10	7.09 %	200,000	100,000	
Coral Square		10/01/10	8.00 %	90,000	45,000	
Arizona Mills		10/05/10	7.90 %	144,736	38,088	
Florida Mall, The		11/13/10	7.55 %	267,827	133,914	
Subtotal 2010				**702,563**	**317,002**	**7.51 %**
Atrium at Chestnut Hill		03/11/11	6.89 %	48,819	23,988	
Cape Cod Mall		03/11/11	6.80 %	99,311	48,799	
Highland Mall		06/30/11	6.83 %	70,736	35,368	
Fashion Centre Pentagon Retail		09/11/11	6.63 %	166,587	70,799	
Subtotal 2011				**385,453**	**178,955**	**6.75 %**
Total Joint Venture Fixed Rate Mortgage Debt				3,989,092	1,716,265	**7.45 %**
Variable Rate Mortgage Debt:						
Montreal Forum		01/31/02	4.00 %	34,669	12,351	
Dadeland Mall		02/01/02	2.67 %	140,000	70,000	
Shops at Sunset Place, The		06/30/02	3.02 %	113,829	42,686	
Subtotal 2002				**288,498**	**125,037**	**2.92 %**
CMBS Loan — Floating Component	(7)	05/01/03	2.37 %	184,500	92,250	
Concord Mills	(1)	12/02/03	3.22 %	180,717	67,769	
Liberty Tree Mall	(1)	10/01/03	3.37 %	45,981	22,594	
Subtotal 2003				**411,198**	**182,613**	**2.81 %**
Circle Centre Mall — 1	(1)	01/31/04	2.31 %	60,000	8,802	
Circle Centre Mall — 2	(1)	01/31/04	3.37 %	7,500	1,100	
Orlando Premium Outlets	(1)	02/12/04	3.17 %	58,453	29,227	
Fashion Centre Pentagon Office	(1)	09/10/04	3.37 %	33,000	14,025	
Subtotal 2004				**158,953**	**53,154**	**3.09 %**
Mall of America	(1)	03/10/05	2.39 %	312,000	85,800	
Emerald Square Mall — 1	(1)	04/01/05	3.36 %	129,400	63,584	
Emerald Square Mall — 2	(1)	04/01/05	3.36 %	15,600	7,665	
Arundel Mills	(1)	04/30/05	3.27 %	170,092	63,785	
Northfield Square	(1)	04/30/05	4.37 %	37,000	11,692	
Seminole Towne Center	(1)	07/01/05	4.37 %	70,500	31,725	
Subtotal 2005				**734,592**	**264,251**	**3.19 %**
CMBS Loan — Floating Component — 2	(7)	05/15/06	2.24 %	81,400	40,700	
Subtotal 2006				**81,400**	**40,700**	**2.24 %**

23

Property Name	Maturity Date	Interest Rate	Total Indebtedness	SPG's Share of Indebtedness	Weighted Avg Interest Rate by Year
European Assets — Variable Components	06/26/09	5.71 %	13,159	4,246	
Subtotal 2009			**13,159**	**4,246**	**5.71 %**
Total Joint Venture Variable Rate Debt			1,687,800	670,001	**2.99 %**
CMBS Loan — Fixed Premium			13,512	6,757	
Net Premium on NED Fixed-Rate Indebtedness			(1,015)	(499)	
Total Joint Venture Debt			**5,689,389**	**2,392,523**	**6.20 %**
SPG's Share of Total Indebtedness				**11,076,934**	**6.50 %**

Footnotes:
(1)   Includes applicable extensions available at Simon Group's option.
(2)   This unsecured loan was previously secured by a mortgage of Eastgate Consumer Mall.
(3)   This Pool is secured by cross-collateralized and cross-defaulted mortgages encumbering these three Properties.
(4)   This Pool is secured by cross-collateralized and cross-defaulted mortgages encumbering these three Properties.
(5)   Through an interest rate protection agreement, effectively fixed at an all-in rate of 6.2% .
(6)   These Notes are cross-collateralized.
(7)   These Commercial Mortgage Notes are secured by cross-collateralized mortgages encumbering thirteen Properties. A weighted average rate is used.
(8)   This Principal Mutual Pool 1 loan is secured by cross-collateralized and cross-defaulted mortgages encumbering four of the Properties (Anderson, Forest Village Park,Longview, and South Park).A weighted average rate is used for these Pool 1 Properties.
(9)   This property is a component of Pool 2 with Principal Mutual. The loan is secured by cross-collateralized and cross-defaulted mortgages encumbering six of the Properties (Eastland, Hutchinson, Markland, Midland, North Towne Square and Forest Mall).
(10)   These four notes are cross-collateralized.
(11)   Simon Group is currently in process of disposing of asset.

SIMON PROPERTY GROUP
Summary of Variable Rate Debt and Interest Rate Protection Agreements
As of December 31, 2001
(In thousands)

Property Name	Maturity Date	Principal Balance 12/31/01	SPG Owner-ship %	SPG's Share of Loan Balance	Interest Rate (1) 12/31/01	Terms of Variable Rate	Terms of Interest Rate Protection Agreement
Consolidated Indebtedness:							
Variable Rate Debt Effectively Fixed to Maturity:							
Forum Phase I — Class A-2	05/15/04	44,386	60.00 %	26,632	6.190 %	LIBOR + 0.300 %	Through an interest rate protection agreement, effectively fixed at an all-in-rate of 6.19%
Forum Phase II — Class A-2	05/15/04	40,614	55.00 %	22,338	6.190 %	LIBOR + 0.300 %	Through an interest rate protection agreement, effectively fixed at an all-in-rate of 6.19% .
Simon ERE Facility — Swap component	07/31/04	28,200	100.00 %	28,200	7.750 %	EURIBOR + 0.600 %	Through a cross-currency swap, effectively fixed EURIBOR at rate of 7.75%
CMBS Loan — Variable Component	12/15/04	50,000	100.00 %	50,000	6.200 %	LIBOR + 0.405 %	Through an interest rate protection agreement, effectively fixed at an all-in-rate of 6.2% .
		163,200		**127,169**			
Other Hedged Debt:							
Randall Park Mall — 1	12/11/01	35,000	100.00 %	35,000	8.350 %	LIBOR + 3.100 %	LIBOR Capped at a rate of 6.40% through maturity. Embedded floor is set at 5.25%
Randall Park Mall — 2	12/11/01	5,000	100.00 %	5,000	6.874 %	LIBOR + 5.000 %	LIBOR Capped at a rate of 6.40% through maturity. Embedded floor is set at 5.25%
Unsecured Revolving Credit Facility — (1.25B — capped)	08/25/03	140,000	100.00 %	140,000	2.524 %	LIBOR + 0.650 %	LIBOR Capped at a rate subject to an 11.53% LIBOR cap on $90M and a 16.77% LIBOR cap on $50M
Chesapeake Square	07/01/06	47,000	75.00 %	35,250	4.624 %	LIBOR + 2.750 %	LIBOR Capped at a rate of 6.5% through July 1, 2004.
		227,000		**215,250**			
Floating Rate Debt:							
SPG, L.P. Unsecured Term Loan — 1	02/28/02	150,000	100.00 %	150,000	2.674 %	LIBOR + 0.800 %	
Highland Lakes Center	03/01/02	12,877	100.00 %	12,877	3.374 %	LIBOR + 1.500 %	
White Oaks Mall	03/01/02	16,500	54.92 %	9,062	3.374 %	LIBOR + 1.500 %	
SPG, L.P. Unsecured Term Loan — 2	03/30/02	22,929	100.00 %	22,929	2.874 %	LIBOR + 1.000 %	
Mainland Crossing	03/31/02	1,603	80.00 %	1,282	3.374 %	LIBOR + 1.500 %	
Waterford Lakes	08/16/02	66,689	100.00 %	66,689	3.274 %	LIBOR + 1.400 %	
Bowie Mall —1	12/14/02	1,294	100.00 %	1,294	3.374 %	LIBOR + 1.500 %	
Raleigh Springs Mall	02/23/03	11,000	100.00 %	11,000	3.524 %	LIBOR + 1.650 %	
Richmond Towne Square	07/15/03	58,646	100.00 %	58,646	2.874 %	LIBOR + 1.000 %	
Unsecured Revolving Credit Facility	08/25/03	48,000	100.00 %	48,000	2.524 %	LIBOR + 0.650 %	
Shops @ Mission Viejo	08/31/03	148,073	100.00 %	148,073	2.924 %	LIBOR + 1.050 %	
Arboretum	11/30/03	34,000	100.00 %	34,000	3.374 %	LIBOR + 1.500 %	
Jefferson Valley Mall	01/11/04	60,000	100.00 %	60,000	3.124 %	LIBOR + 1.250 %	
Unsecured Notes — 5A	02/09/04	300,000	100.00 %	300,000	5.287 %	6 month LIBOR	Through fair value swap, effectively converted to variable 6 month LIBOR rate, and receive fixed 3.5% (4)
SPG, L.P. Unsecured Term Loan — 3	03/15/04	65,000	100.00 %	65,000	2.674 %	LIBOR + 0.800 %	
North East Mall	05/21/04	149,007	100.00 %	149,007	3.249 %	LIBOR + 1.375 %	
Simon ERE Facility — Variable component	07/31/04	22,002	100.00 %	22,002	2.474 %	EURIBOR + 0.600 %	
Brunswick Square	06/12/05	45,000	100.00 %	45,000	3.374 %	LIBOR + 1.500 %	
Bowie Mall —2	12/14/05	46,317	100.00 %	46,317	3.374 %	LIBOR + 1.500 %	
Riverway	10/01/06	110,000	100.00 %	110,000	3.024 %	LIBOR + 1.150 %	
		1,368,937		**1,361,178**			

Property Name	Maturity Date	Principal Balance 12/31/01	SPG Owner-ship %	SPG's Share of Loan Balance	Interest Rate (1) 12/31/01	Terms of Variable Rate	Terms of Interest Rate Protection Agreement
Joint Venture Indebtedness:							
Other Hedged Debt:							
Dadeland Mall	02/01/02	140,000	50.00%	70,000	2.674%	LIBOR + 0.800%	LIBOR Capped at 8.45% through February 1, 2002.
CMBS Loan — Floating Component	05/01/03	184,500	50.00%	92,250	2.370%	LIBOR + 0.4965%(2)	LIBOR Capped at 11.53% through maturity.(3)
Circle Centre Mall — 1	01/31/04	60,000	14.67%	8,802	2.314%	LIBOR + 0.440%	LIBOR Capped at 8.81% through January 31, 2002.
Circle Centre Mall — 2	01/31/04	7,500	14.67%	1,100	3.374%	LIBOR + 1.500%	LIBOR Capped at 7.75% through January 31, 2002.
Emerald Square Mall — 1	04/01/05	129,400	49.14%	63,584	3.362%	LIBOR + 1.488%	LIBOR Capped at 7.73% through March 31, 2003.
Emerald Square Mall — 2	04/01/05	15,600	49.14%	7,665	3.362%	LIBOR + 1.488%	LIBOR Capped at 7.73% through March 31, 2003.
Mall of America	03/10/05	312,000	27.50%	85,800	2.387%	LIBOR + 0.513%	LIBOR Capped at 8.7157% through March 12, 2003.
Northfield Square	04/30/05	37,000	31.60%	11,692	4.374%	LIBOR + 2.500%	LIBOR Capped at 8.50% through April 30,2003, embedded.
Seminole Towne Center	07/01/05	70,500	45.00%	31,725	4.374%	LIBOR + 2.500%	LIBOR Capped at 8% through July 1, 2003.
CMBS Loan — Floating Component	05/15/06	81,400	50.00%	40,700	2.243%	LIBOR + 0.3695%(2)	LIBOR Capped at 11.83% through maturity.
		1,037,900		**413,319**			
Floating Rate Debt:							
Montreal Forum	01/31/02	34,669	35.63%	12,351	4.000%	Canadian Prime	
Shops at Sunset Place, The	06/30/02	113,829	37.50%	42,686	3.024%	LIBOR + 1.150%	
Liberty Tree Mall	10/01/03	45,981	49.14%	22,594	3.374%	LIBOR + 1.500%	
Concord Mills	12/02/03	180,717	37.50%	67,769	3.224%	LIBOR + 1.350%	
Orlando Premium Outlets	02/12/04	58,453	50.00%	29,227	3.174%	LIBOR + 1.300%	
Arundel Mills	04/30/05	170,092	37.50%	63,785	3.274%	LIBOR + 1.400%	
Fashion Centre Pentagon Office	09/10/04	33,000	42.50%	14,025	3.374%	LIBOR + 1.500%	
European Assets — Variable Components	06/26/09	13,159	32.27%	4,246	5.710%	EURIBOR + 2.3795%(2)	
		649,900		**256,682**			

Footnote:
(1) LIBOR based on 1.8738%
(2) Represents the weighted average spread.
(3) Represents the weighted average cap rate.
(4) Represents the weighted average receiving rate.

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SIMON PROPERTY GROUP
New Development Activities
As of December 31, 2001

Mall/ Location	Simon Group's Ownership Percentage	Actual/ Projected Opening	Total Projected Cost (1) ($ in millions)	Non-Anchor Sq. Footage Leased/ Committed	GLA (sq. ft.)
Recently Completed					
Bowie Town Center **Bowie, MD**	100.0 %	18-Oct-01	$ 66	100 %	657,000
Anchors/Major Tenants:	*Hecht's, Sears, Old Navy, Barnes & Noble, Bed Bath & Beyond, Safeway*				

(1) Total Projected Cost reflects net development costs and does not reflect SPG's share. Total Projected Cost also includes soft costs such as architecture and engineering fees, tenant costs (allowances/leasing commissions), development, legal and other fees, marketing costs, cost of capital, and other related costs.

Mall/ Location	Simon Group's Ownership Percentage	Actual/ Projected Opening	Projected Cost (in millions) (1)	GLA Before Renov/Expan (sq. ft.)	New or Incremental GLA (sq. ft.)
Projects Under Construction					
Florida Mall **Orlando, FL**	50 %	9/02	$ 50	1,632,000	217,000
Project Description:	*Addition of Nordstrom, Lord & Taylor and small shop expansion*				
Dadeland Mall **Miami, FL**	50 %	11/02	$ 25	1,405,000	N/A
Project Description:	*Mall renovation*				
Barton Creek Square **Austin, TX**	100 %	8/03	$ 24	1,418,000	16,000
Project Description:	*Addition of Nordstrom and small shop space in the former Montgomery Ward location*				
Bay Park Square **Green Bay, WI**	100 %	10/03	$ 19	668,000	52,000
Project Description:	*Addition of Younkers and small shop space in the former Montgomery Ward location*				

(1) Total Projected Cost reflects net development costs and does not reflect SPG's share. Total Projected Cost also includes soft costs such as architecture and engineering fees, tenant costs (allowances/leasing commissions), development, legal and other fees, marketing costs, cost of capital, and other related costs.

SIMON PROPERTY GROUP
Capital Expenditures
For the Twelve Months Ended December 31, 2001

(In millions)

	Consolidated Properties	Joint Venture Properties	
		Total	Simon's Share
New Developments	$ 74.7	$ 132.8	$ 46.6
Renovations and Expansions	89.6	60.8	28.6
Tenant Allowances	52.7	22.2	8.5
Operational Capital Expenditures at Properties	41.5	19.9	8.4
Totals	$ 258.5	$ 235.7	$ 92.1

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